Contact

www.linkedin.com/in/
jacksonvaughan (LinkedIn)

Top Skills

JavaScript

TypeScript

loopback

Languages

Spanish

Portuguese

Certifications

The Web Developer Bootcamp

Computer Science 101 (online)

Global Sales School

IBM Certified Application Developer -
Watson V3 Certification

Honors-Awards

Stern New Venture Competition
Semi-Finalist

NYU Stern Social Impact Stipend
Recipient

Student Government President

Sportsman of The Year Award

Jackson V.
Managing Partner | Konvoy Ventures
Portland, Oregon, United States

Experience

Konvoy
Managing Partner
September 2018 - Present (7 years 6 months)

Konvoy is an early-stage venture fund focused on the technologies and
platforms of interactive entertainment, deep tech, and critical infrastructure.

https://konvoy.vc/

Diversion
Board Observer & Investor
April 2025 - Present (11 months)

k-ID
Board Observer & Investor
October 2023 - Present (2 years 5 months)

Canopus
Board Observer & Investor
March 2023 - Present (3 years)

Ready Player Me
Board Observer & Investor
September 2022 - Present (3 years 6 months)
Tallinn, Harjumaa, Estonia

Solsten
Board Member & Investor
April 2022 - Present (3 years 11 months)
Berlin, Germany

Carry1st
Board Member & Investor
April 2021 - Present (4 years 11 months)
Cape Town, Western Cape, South Africa

Edgegap
Board Member & Investor
November 2019 - Present (6 years 4 months)
Montreal, Quebec, Canada

IBM
3 years 1 month

Software Developer | Watson Solutions
September 2016 - September 2018 (2 years 1 month)
Greater New York City Area

Cognitive Strategy Consultant | Watson Solutions
September 2015 - September 2016 (1 year 1 month)
Greater New York City Area

Whim
Co-Founder | CEO
February 2013 - April 2015 (2 years 3 months)
New York, NY

Aberdeen Asset Management
Analyst | Global High Yield Fixed Income
2014 - 2014 (less than a year)
Greater New York City Area

Ministry of Foreign Affairs - Republic of Kosovo
Foreign Policy Analyst | Cabinet of The Minister
2013 - 2013 (less than a year)
Pristina, Kosovo

Bunkered Paintball
Co-Founder and Manager
January 2008 - June 2011 (3 years 6 months)
Maputo, Mozambique

Education

New York University - Leonard N. Stern School of Business
BS | Global Business, Economics, Social Entrepreneurship

University of Melbourne

Commerce

American International School of Mozambique
International Baccalaureate